Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

112 Worcester Street

Wellesley Hills, MA 02481

April 6, 2004

VIA EDGAR

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549
Re:	Sun Life of Canada (U.S.) Variable Account G ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Depositor")
Request for Withdrawal of Registration Statement on Form N-6
(File Nos. 333-114202 and 811-07837)
CIK: 0001020523

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant and Depositor respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-6 Registration Statement filed with the Commission on April 5, 2004 (the "Registration Statement").

This request for withdrawal is being made because the Registrant inadvertently utilized the incorrect template for filing.

The Registrant has filed the pre-effective amendment to the registration statement using the correct template on April 5, 2004 (File 333-111688, 811-07837).

Registrant and Depositor respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.

Any questions regarding this matter may be directed to the undersigned at 781-446-1638.

Sincerely,

/SUSAN J. LAZZO/

Susan J. Lazzo

Senior Counsel

cc:  Jeffrey Foor, Esquire